EXHIBIT 4.15.1

Ministry of the Russian Federation for Communications

Amendment No. 1
to License No. 4879 (registration series A 001498)
dated August 30, 1996

The name of the entity on the title page shall be change to:

Open Joint Stock Company
“Orensot”

Clause 1 of the Conditions For Carrying Out Activities Under License No. 4879 shall be revised to read as follows:

“1.

OJSC “Orensot” (the Licensee) is hereby authorized to provide cellular radio-telephone communications services of the public communication network within the 800 Mhz frequency band on the territory of Orenburg Region.

The cellular communication services shall be provided with the use of the Licensee’s communication network created on the basis of a narrowband AMPS/D-AMPS system.”

First Deputy Chairman of the State Committee on Communications of the Russian Federation	[Signature]	N. S. Marder

December 27, 1999

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N. M. Popov

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